(d)(19)

May 1, 2018

Voya Partners, Inc.

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, Arizona 85258-2034

Re:          Expense Limitation Recoupments

Ladies and Gentlemen:

Voya Investments, LLC (“VIL”) and Voya Partners, Inc. (“VPI”) have entered into the Expense Limitation Agreement, dated May 1, 2017 (the “ELA”).  The ELA provides that VIL will limit the expense ratios of Voya Global Bond Portfolio (“Global Bond Portfolio”) and VY® T. Rowe Price Diversified Mid Cap Growth Portfolio (“T. Rowe Price Portfolio” and together, the “Portfolios”) through waivers of advisory fees and reimbursements of expenses.  The expense limits were increased on May 1, 2013 with respect to Global Bond Portfolio; on May 1, 2014, with respect to T. Rowe Price Portfolio; and on May 1, 2018, the expense limits were further increased for Global Bond Portfolio (collectively, the “ELA Amendment Dates”).

Under Section 2 of the ELA, captioned “Right to Recoupment,” if VIL has waived or reduced any investment advisory fees, or made any payments pursuant to Section 1.4 of the ELA, relating to the 36 months preceding any month-end calculation pursuant to Section 1.4 of the ELA (the “Calculation Date”), VIL is entitled to recoup monies from the Portfolios if, among other things, on the Calculation Date the “aggregate Term to date Fund Operating Expenses” of a class of the Portfolios are less than that day’s “Pro-Rated Expense Cap” (as each such term is defined under the ELA) for that class.

Consistent with the terms of the expense limitation recoupment letter previously entered into between the parties, by VIL’s execution of this letter agreement, VIL agrees that, beginning on the applicable ELA Amendment Dates for each Portfolio’s Adviser Class, Initial Class, Service Class, and Service 2 Class shares, as applicable, , VIL’s right to recoupment under the ELA with respect to the Portfolio will be modified to reflect increases to the Portfolio’s expense limits implemented on the ELA Amendment Dates.  The modification is as follows:

If on any Calculation Date the aggregate Term to Date Fund Operating Expenses for any class of the Portfolio are less than the Pro-Rata Expense Cap for that class and VIL elects to recoup waivers and reimbursements paid to the Portfolio during the preceding 36-month period which have not already been recouped, with respect to any waivers or fee reductions effected prior to the ELA Amendment Dates, VIL waives its right to recoupment for amounts paid that are attributable to the difference between:  (1) the Pro-Rata Expense Cap implemented on the ELA Amendment Date; and (2) the Pro-Rata Expense Cap in effect for the Portfolio prior to the ELA Amendment Date.  VPI acknowledges that any payments recouped by VIL pursuant to Section 2 of the ELA for any class prior to the ELA Amendment Dates are not subject to this waiver agreement.

This letter agreement shall terminate upon termination of the ELA.  Notwithstanding the foregoing, termination or modification of this letter agreement requires approval by the Board of Directors of VPI.

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Please indicate your agreement to this Agreement by executing below in the place indicated.

Sincerely,

		By:	/s/ Todd Modic
Todd Modic
Senior Vice President
Voya Investments, LLC

Accepted:

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President
Voya Partners, Inc.